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                                                                    Exhibit 5(b)


                             CONCENTRA CORPORATION

                          Resolution Adopoted at the
                     Meeting of the Compensation Committee
                           of the Board of Directors

                                 May 14, 1996



RESOLVED: That all stock option agreements governing incentive stock options or non-qualified stock options held by executive officers of this Corporation be amended to provide that, if within twelve months following a change in control of this Corporation, the optionee's employment by this Corporation is terminated by this Corporation other than for cause, or if such optionee resigns voluntarily for good reason, then any and all options to purchase shares of the Common Stock of this Corporation held by such optionee shall become fully vested and exercisable, so long as such acceleration will not prohibit this Corporation from accounting for a business combination as a pooling of interest if the Board of Directors of this Corporation determines that such accounting treatment is desired.